UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Disposal of Treasury Shares

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to dispose of a portion of the Company’s treasury shares by exchanging such shares for all of the shares of SK infosec Co., Ltd. (“SK infosec”) such that SK infosec will become a wholly-owned subsidiary of the Company after such exchange.

1. Number of treasury shares to be disposed		Common shares	1,260,668
		Preferred shares	—
2. Reference price of the treasury shares to be disposed (Won)		Common shares	279,088
		Preferred shares	—
3. Estimated disposal amount (Won)		Common shares	351,837,310,784
		Preferred shares	—
4. Disposal period		From	December 27, 2018
		To	December 27, 2018
5. Purpose of disposal			In accordance with Article 360-2 of the Korean Commercial Code, the Company plans to exchange a portion of its treasury shares for all of the shares of SK infosec such that SK infosec will become a wholly-owned subsidiary of the Company after such exchange.
6. Method of disposal			Over-the-counter
7. Treasury shares held before disposal	Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Common shares	10,136,551	Percentage of shares (%)	12.6
		Preferred shares	—	Percentage of shares (%)	—
	Other acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—
8. Date of the resolution by the board of directors			October 25, 2018
— Attendance of outside directors		Present	5
		Absent	0

— Attendance of auditors			—
9. Other matters relating to investment decisions

A.

If the Company acquires additional shares of SK infosec during the period after the date of the related share exchange agreement and the share exchange date, the number of treasury shares to be disposed, which is set forth in Item 1 above, will be decreased by the number of shares equal to the number of such additionally acquired shares multiplied by the share exchange ratio (1:0.0997678).

B.	The reference price of the treasury shares to be disposed set forth in Item 2 above is the exchange price per share pursuant to the share exchange agreement with SK infosec.

C.	The estimated disposal amount in Item 3 above is calculated by multiplying the reference price of the treasury shares to be disposed by the number of treasury shares to be disposed.

D.	For the method of disposal in Item 6 above, the Company will dispose of the number of its treasury shares set forth above in exchange for shares of SK infosec held by SK infosec’s shareholders.

E.

This share exchange is a “large-scale intra-group transaction” under Article 11-2 of the Korean Monopoly Regulation and Fair Trade Act, and this disclosure shall act to satisfy the disclosure obligations under fair trade laws.

F.	For more information on the share exchange, see the Report on Decision on Share Exchange dated October 26, 2018.

[Acquisitions and dispositions of treasury shares prior to the resolution on disposal of treasury shares]

(Unit: shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: October 26, 2018

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